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Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Centennial Resource Development, Inc.:

        We consent to the use of our report dated April 5, 2016, except as to Note 14, which is as of May 17, 2016, with respect to the consolidated and combined balance sheets of Centennial Resource Production, LLC and Celero Energy Company, LP (Predecessor) as of December 31, 2015 and 2014, and the related consolidated and combined statements of operations, changes in owners' equity, and cash flows for each of the years in the three-year period ended December 31, 2015, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Denver, Colorado
October 28, 2016

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  Exhibit 23.1
Consent of Independent Registered Public Accounting Firm